Exhibit 10.1

Shenkman Capital Management, Inc. 461 Fifth Avenue, 22nd Floor New York, NY 10017	CVC Capital Partners 712 Fifth Avenue, 42nd Floor New York, NY 10019	J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179	Franklin Advisers, Inc. One Franklin Parkway, Suite 2100 San Mateo, CA 94403

July 25, 2016

COMMITMENT LETTER

$40 MILLION CONVERTIBLE SENIOR SECURED SECOND LIEN NOTES

Goodrich Petroleum Corporation

801 Louisiana, Suite 700

Houston, Texas 77002

Attention: Robert C. Turnham, Jr., President

Ladies and Gentleman:

You have informed us that on April 15, 2016 (the “Petition Date”), Goodrich Petroleum Corporation (the “Issuer”), and together with Goodrich Petroleum Company, L.L.C. (the “Guarantor”), “you” and the “Debtors”) filed voluntary petitions (the “Chapter 11 Proceedings”) for relief under chapter 11 of title 11 of the United States Code (as amended, the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

Shenkman Capital Management, Inc. (acting on behalf of such of its investment advisory clients as it deems appropriate, “Shenkman”), CVC Capital Partners (acting through such of its affiliates or managed funds as it deems appropriate, “CVC”), J.P. Morgan Securities LLC (acting through such of its affiliates or managed funds as it deems appropriate, “JPMS”), Franklin Advisers, Inc. (acting through such of its affiliates or managed funds as it deems appropriate, “Franklin”, together with Shenkman, CVC and JPMS, the “Commitment Parties” or “we”) are pleased to confirm the arrangements under which the Commitment Parties severally (but not jointly) commit to provide the Facility (as defined below) on the terms and conditions set forth in this letter and Attachment A hereto (collectively, this “Commitment Letter”). Capitalized terms used but not defined in this Commitment Letter shall have the meanings set forth in the Term Sheet (as defined below). All obligations of the Issuer and the Guarantor hereunder (including references to “you”) are joint and several.

Reference is made to the Debtors’ Joint Plan of Reorganization filed with the Bankruptcy Court on April 15, 2016 (the “Filed Plan of Reorganization”). You have also informed us that the Issuer will be capitalized and the related working capital requirements of the Issuer from and after the effectiveness of the Plan (the “Plan Effective Date”) will be financed from the following sources (collectively, the “Capitalization Transactions”):

(i) the Issuer will enter into a RBL credit facility (the “RBL Exit Facility”) on the Plan Effective Date in an aggregate principal amount (including outstanding letters of credit) not to exceed $20,000,000 (after giving effect to the use of $20,000,000 of the proceeds of the Facility to make payments to the lenders under the existing Senior Credit Facility (as defined in the Filed Plan of Reorganization) (plus additional cash on hand to pay accrued interest, fees and expenses and to pay hedge termination costs) and in accordance with the terms of the Plan on the Plan Effective Date), which we understand will be deemed to refinance the existing Senior Credit Facility;

(ii) a $40,000,000 issuance of convertible senior secured second lien notes by the Issuer (the “Facility”) having terms materially consistent with those set forth on Attachment A (the “Term Sheet”) to be entered into on the Closing Date; and

(iii) equitization or discharge of all other indebtedness and other obligations of the Debtors in accordance with the terms of the Plan.

Commitment

You have requested that the Commitment Parties severally commit to provide the Facility upon the terms and subject to the conditions set forth or referred to in this Commitment Letter, including Attachment A. Based on the foregoing, each Commitment Party is pleased to confirm by this Commitment Letter its commitment to severally provide the amount of the Facility specified opposite the name of such Commitment Party in Schedule A hereto (the commitments specified in Schedule A hereto, the “Commitments”). The Commitments are several, and not joint and several, obligations of each Commitment Party. You agree that no compensation (other than that expressly contemplated by this Commitment Letter, including Attachment A) will be paid in connection with the Facility unless you and we shall so agree. You also agree that the Closing Date and the concurrent closing of the Facility shall be a date mutually agreed upon between you and us, but in any event shall not occur until the terms and conditions hereof have been satisfied.

Notwithstanding anything to the contrary contained herein, the Issuer agrees that the Commitment Parties shall have the right to make modifications to the proposed Facility structure and/or the manner of execution of the Facility (including, without limitation, by transferring commitments among each other) to address any tax, regulatory, environmental or similar aspects of the transaction so long as such modification does not adversely change the proposed economic terms of the Facility to the Issuer and does not otherwise adversely affect the rights and obligations of the Issuer thereunder.

Conditions Precedent

The Commitment of the Commitment Parties in respect of the Facility is subject to (i) the satisfaction of the conditions precedent set forth in Attachment A in a manner reasonably acceptable to the Commitment Parties, (ii) the negotiation, execution and delivery of definitive documentation with respect to the Facility (including, without limitation, an intercreditor agreement and security documentation) reflecting, among other things, the terms and conditions set forth herein and in Attachment A in a manner reasonably acceptable to the Commitment Parties, (iii) the consummation of the Capitalization Transactions and (iv) the entry of the order in form and substance reasonably satisfactory to the Commitment Parties (the “Commitment Approval Order”) by the Bankruptcy Court approving this Commitment Letter and the terms and conditions hereof (which shall at all times be in full force and effect and, as of the Closing Date, shall be a final, non-appealable order in full force and effect not subject to a stay) ((i), (ii), (iii) and (iv), collectively the “Conditions”). The Commitment Parties shall have no obligation to consummate the Facility if the Conditions are not satisfied or any covenant or agreement in this Commitment Letter is not complied with in any material respect or any representationor warranty in this Commitment Letter is not true and correct in any material respect.

Costs, Fees and Expenses

In consideration of this commitment and recognizing that, in connection herewith, the Commitment Parties are incurring costs and expenses and allocating resources (including, without limitation, fees and disbursements of external counsel, filing and recording fees, costs and expenses of due diligence, syndication, transportation, duplication, messenger, appraisal, audit, and consultant costs and expenses), you hereby agree to pay or reimburse the Commitment Parties for such reasonable and documented out-of-pocket costs and expenses (collectively, “Expenses”) incurred on and after June 10, 2016, regardless of whether any of the transactions contemplated hereby is consummated; provided that (i) such Expenses in an aggregate amount of up to $600,000 shall be paid within ten business days after the Commitment Parties’ delivery of an invoice for such Expenses and (ii) any additional Expenses shall be paid upon the earlier of (x) the consummation of the Capitalization Transactions and (y) the date this Commitment Letter is terminated in accordance with its terms. You also agree to pay to each Commitment Party on demand all Expenses of such Commitment Party (including, without limitation, fees and disbursements of external counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder. You also agree to pay the fees set forth herein, including in Annex A to Attachment A in accordance with the terms and conditions set forth herein and therein. You agree that, once paid, all of the foregoing fees and Expenses or any part thereof shall not be refundable under any circumstances, regardless of whether the transactions or financings contemplated hereby are consummated, and shall not be creditable against any other amount payable in connection herewith or otherwise.

Upon Bankruptcy Court approval of this Commitment Letter, you agree to pay to counsel to the Commitment Parties an expense deposit of $200,000 (the “Deposit”) which counsel to the Commitment Parties may apply to the payment of Expenses payable by you pursuant to the preceding paragraph from time to time.

Confidentiality

By accepting this Commitment Letter, you agree that, prior to the date on which you file a motion to seek Bankruptcy Court approval of this Commitment Letter (such date, the “Motion Date”), this Commitment Letter (including Attachment A) are for your confidential use only and that neither their existence nor the terms hereof or thereof will be disclosed by you to any person or circulated or referred to publicly (other than to your officers, directors, employees, accountants, attorneys and other advisors, in each case, on a “need-to-know” basis in connection with the transactions contemplated hereby and who have been informed by you of the confidential nature of this Commitment Letter and have agreed to treat such information confidentially) without the prior written consent of the Commitment Parties, which may be by email. The foregoing notwithstanding, following the return to us of a counterpart of this Commitment Letter executed by you and prior to the Motion Date, you may provide a copy hereof to (a) your officers, directors, employees, accountants, attorneys and other advisors, in each case, on a “need to know” basis in connection with the transactions contemplated hereby and who have been informed by you of the confidential nature of this Commitment Letter and have agreed to treat such information confidentially, (b) to any statutorily appointed committee in the Chapter 11 Proceedings and (c) as may be compelled in a judicial or administrative proceeding or as otherwise required by law or requested by a governmental authority (in which case you agree to the extent permitted under applicable law to inform the Commitment Parties promptly thereof).

Arm’s-Length Transaction

As you know, the Commitment Parties may be engaged, either directly or through their respective affiliates, in a broad array of activities, including principal investment, hedging, financing and other financial and non-financial activities and services globally. In the ordinary course of their various business activities, the Commitment Parties and funds or other entities which the Commitment Parties manage or in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments. Any of the aforementioned activities may involve or relate to assets, securities and/or instruments of the Issuer and/or other entities and persons which may (i) be involved in transactions arising from or relating to the arrangement contemplated by this Commitment Letter, (ii) have other relationships with the Issuer or its affiliates or (iii) may be competitors of the Issuer. In addition, the Commitment Parties may provide other services to such other entities and persons. Although the Commitment Parties in the course of such other activities and relationships may acquire information about the transaction contemplated by this Commitment Letter or other entities and persons which may be the subject of the financing contemplated by this Commitment Letter, the Commitment Parties shall have no obligation to disclose such information, or the fact that the Commitment Parties are in possession of such information, to you or to use such information on your behalf.

The Commitment Parties may have economic interests that conflict with those of the Issuer or its equity holders and/or its affiliates. In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree that: (i) the Facility and any related arranging or other services described in this Commitment Letter are an arm’s-length commercial transaction between you and your affiliates, on the one hand, and the Commitment Parties, on the other hand, and you are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Commitment Letter; (ii) in connection with the process leading to such transaction, the Commitment Parties are and have been acting solely as principals and are not the financial advisor or fiduciary for you or any of your management, subsidiaries or affiliates, stockholders, creditors or employees or any other party; (iii) the Commitment Parties have not assumed nor will they assume an advisory or fiduciary responsibility in your or your subsidiaries’ or affiliates’ favor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether any Commitment Party has advised or is currently advising you or your subsidiaries or affiliates on other matters) and the Commitment Parties have no obligation to you or your subsidiaries or affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth in this Commitment Letter and the definitive loan documentation; (iv) the Commitment Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and your subsidiaries and affiliates and the Commitment Parties have no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) the Commitment Parties have not provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate. You hereby waive and release, to the fullest extent permitted by law, any claims that you may have against the Commitment Parties with respect to any breach or alleged breach of fiduciary duty arising hereunder or with respect hereto.

Information

You hereby represent and covenant that (i) all written information (other than Projections and information of a general economic or industry specific nature) that has been or will be made available directly or indirectly to us by you and any of your representatives in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading in any material respect, and (ii) all projections (“Projections”) that have been or will be made available to us by you or your representatives in connection with the transactions contemplated hereby, when taken as a whole, have been or will be prepared in good faith based upon assumptions believed to be reasonable by the preparer thereof at the time such Projections are furnished to the Commitment Parties (it being understood that (i) the Projections are merely a prediction as to future events and are not to be viewed as facts, (ii) the Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of you and (iii) no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material). In issuing this Commitment Letter, the Commitment Parties are relying on the accuracy of the Information, without independent verification thereof. You agree to (i) supplement the Information and any Projections previously furnished, or that will be furnished, from time to time upon reasonable request of the Commitment Parties and (ii) promptly notify us of any changes in circumstances that could be expected to call into question the continued reasonableness of any assumption underlying any Projections previously furnished, or that will be furnished, by or on behalf of the Issuer.

Exclusivity

From and after your acceptance hereof and up to and including the date of entry by the Bankruptcy Court of the Commitment Approval Order (such period, the “Exclusivity Period”), the Issuer hereby agrees to work exclusively with the Commitment Parties to accomplish the Facility and agrees that neither it nor its affiliates will, directly or indirectly (a) engage in any discussions with another lender or funding source regarding an Alternative Transaction (as defined in the Term Sheet), (b) solicit or accept a proposal or commitment from another lender or funding source in connection with an Alternative Transaction, or (c) otherwise permit or encourage another person to solicit a proposal or conduct due diligence in connection with an Alternative Transaction. In addition, the Issuer hereby agrees that during the term of this Commitment Letter it will promptly provide the Commitment Parties with any proposals, whether oral or written, received from any other lender or funding source in connection with an Alternative Transaction to the extent that the Issuer has entered into negotiations with respect thereto or otherwise in good faith believes that any such proposal presents a reasonably viable Alternative Transaction. Nothing in this paragraph shall prevent the Issuer from continuing to pursue a sale of assets as required by the bid procedures order entered by the Bankruptcy Court on July 1, 2016 at Docket Number 366 of the Chapter 11 Proceedings.

The Issuer hereby agrees that if, after July 25, 2016, the Issuer or any of its affiliates directly or indirectly enter into a binding commitment letter, loan agreement, indenture, or other binding agreement for debt or equity financing with a third-party financing provider, or any definitive documentation with respect to an Alternative Transaction or files a plan of reorganization seeking to implement an Alternative Transaction (“Alternative Plan”), then the Commitment Parties shall be entitled to receive a fee (the “Delayed Commitment Fee”) equal to $2,000,0000 (which amount is in addition to any other amount paid or payable hereunder). The Delayed Commitment Fee will be immediately earned upon the occurrence of any of the events described in this paragraph and immediately payable upon the closing of an Alternative Transaction or upon consummation of the Alternative Plan. The Delayed Commitment Fee shall be a joint and several obligation of the Obligors and shall constitute an administrative expense claim against each Obligor under Bankruptcy Code § 503(b) that is subject only to administrative claims of the Obligors’ professionals. The Delayed Commitment Fee shall be paid out of the proceeds of an Alternative Transaction or upon consummation of the Alternative Plan, and if such Alternative Transaction is a sale of all or substantially all assets of the Obligors, after payment in full of the outstanding obligations under the existing Senior Credit Facility (as defined in the Filed Plan of Reorganization).

For the avoidance of doubt, you shall not have any obligation to pay the Delayed Commitment Fee if the Commitment Parties fail to fund the Facility when required to do so by the terms hereof.

Indemnification

You agree to indemnify and hold harmless the Commitment Parties, and each of their respective affiliates and each of their respective and their respective affiliates’ respective officers, directors, partners, shareholders, trustees, controlling persons, employees, agents, advisors, attorneys and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel), that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to this Commitment Letter or the transactions contemplated hereby, any use made or proposed to be made with the proceeds of the Facility, or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Party is a party thereto, and you shall reimburse each Indemnified Party upon demand for all legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein), irrespective of whether the transactions contemplated hereby are consummated, except to the extent such claim, damage, loss, liability, or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted solely from such Indemnified Party’s gross negligence or willful misconduct or from any claim by one Indemnified Party against another that does not involve any act or omission by the Issuer. No Indemnified Party shall be liable for any damages arising from the use by unintended recipients of Information or other materials obtained through electronic, telecommunications or other information transmission systems in connection with this Commitment Letter, the Facility, the use of the proceeds thereof or any related transaction.

You agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to the Issuer or any person asserting claims on behalf of or in right of the Issuer or any other person for or in connection with the transactions contemplated hereby, except in the case of the Issuer to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted solely from such Indemnified Party’s gross negligence or willful misconduct. In no event, however, shall any you or Indemnified Party be liable on any theory of liability for any special, exemplary, indirect, consequential or punitive damages; provided that nothing contained in this sentence shall limit your indemnification obligations to the extent set forth in the immediately preceding paragraph in respect of any third party claims alleging such special, exemplary, indirect, consequential or punitive damages. You further agree that, without the prior written consent of the Commitment Parties, you will not and will cause your affiliates not to enter into any settlement of any lawsuit, claim or other proceeding arising out of this Commitment Letter or the transactions contemplated hereby unless such settlement (i) includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all Indemnified Parties and (ii) does not include a statement as to or an admission of fault, culpability, or a failure to act by or on behalf of any Indemnified Party. No Indemnified Party shall be liable for any damages arising from the use by unauthorized persons of any information made available to the Commitment Parties by you or any of your representatives through electronic, telecommunications or other information transmission systems that is intercepted by such persons.

Governing Law, etc.

This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Bankruptcy Court, and, if the Bankruptcy Court does not have or fails to exercise jurisdiction, the federal and/or state courts located within the City of New York, Borough of Manhattan. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any objection that they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by fax or electronic transmission shall be as effective as delivery of a manually executed counterpart of this Commitment Letter. This Commitment Letter is not assignable by you without our prior written consent (and any purported assignment without such consent shall be null and void). This Commitment Letter may not be amended or any term or provision hereof waived or otherwise modified except by an instrument in writing signed by the Commitment Parties and you. This Commitment Letter is intended to be solely for the benefit of the parties hereto, the Indemnified Parties, and their respective successors and assigns. Nothing herein, express or implied, is intended to or shall confer upon any other third party any legal or equitable right, benefit, standing or remedy of any nature whatsoever under or by reason of this Commitment Letter.

The Commitment Parties hereby notify you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 25, 2001), as amended (the “Patriot Act”), they may be required to obtain, verify and record information that identifies the Issuer, which information includes its name, address and tax identification number and other information regarding it that will allow the Commitment Parties to identify it in accordance with the Patriot Act. You agree to provide the Commitment Parties with all documentation and other information required by bank regulatory authorities under the Patriot Act and any other “know your customer” and anti-money laundering rules and regulations. This notice is given in accordance with the requirements of the Patriot Act and is effective for each of the Commitment Parties.

Waiver of Jury Trial

Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated by this Commitment Letter or the actions of the Commitment Parties or any of their respective affiliates in the negotiation, performance, or enforcement of this Commitment Letter.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and returning it to us at or before 5:00 p.m. (Eastern Time) on or before July 25, 2016. All respective Commitments and undertakings of the Commitment Parties under this Commitment Letter will expire at 5:00 p.m. (Eastern Time) on July 25, 2016, unless you execute and return to us this Commitment Letter at or prior to such time. Thereafter, all accepted Commitments and undertakings of the Commitment Parties will terminate on the earlier to occur of (i) 11:59 p.m. (Eastern Time) on September 15, 2016, unless the closing of the Facility occurs on or prior thereto (provided that such date may be extended by the Debtors by 30 days in the event of delay caused by the Bankruptcy Court’s docket or Bankruptcy Court process); provided that the Debtors shall provide evidence reasonably satisfactory to the Commitment Parties that the conditions to closing shall be satisfied within such extended time frame and (ii) the occurrence of the Plan Effective Date without the use of the Facility. In addition, all commitments and undertakings of each Commitment Party hereunder may be terminated by such Commitment Party if (a) you fail in any material respect to perform your obligations hereunder on a timely basis (which failure shall include, without limitation, filing or supporting any filing in the Bankruptcy Court which would be inconsistent with the terms of this Commitment Letter), (b) any of the Chapter 11 Proceedings is dismissed or converted to a case under chapter 7 of the Bankruptcy Code, or a trustee or examiner with expanded powers is appointed with respect to any of the Debtors, (c) you fail to file a motion to seek Bankruptcy Court approval of this Commitment Letter within 24 hours of the execution hereof, (d) the Bankruptcy Court fails to enter the Commitment Approval Order within ten business days of the execution hereof or (e) the Bankruptcy Court prohibits or restricts your (or any of your affiliates’) ability or the ability of the Debtors (or any of their affiliates) to enter into, or perform your obligations under, this Commitment Letter or the Facility. Notwithstanding anything to the contrary herein, all commitments and undertakings of the Debtors and each Commitment Party hereunder may be terminated by you if following your timely filing of a motion to seek Bankruptcy Court approval of this Commitment Letter within 24 hours of the execution hereof, the Bankruptcy Court declines to enter the Commitment Approval Order after your use of commercially reasonable efforts to obtain such Commitment Approval Order. Upon approval of this Commitment Letter by the Bankruptcy Court, the provisions of this Commitment Letter regarding Costs, Fees and Expenses (with respect to Expenses incurred on or prior to the date of the expiration or termination of this Commitment Letter only), Confidentiality, Indemnification, Exclusivity (with respect to payment of the Delayed Commitment Fee only), Governing Law, etc., and Waiver of Jury Trial shall remain in full force and effect regardless of whether any definitive documentation for the Facility shall be executed and delivered and notwithstanding the expiration or termination of this Commitment Letter or any commitment or undertaking of the Commitment Parties hereunder. Except as provided in the preceding sentence, your obligations hereunder shall automatically terminate and be superseded by the provisions of the definitive loan documentation upon the initial funding thereunder and the payment of all amounts owing at such time hereunder.

[Remainder of page intentionally left blank; signature page follows.]

Very truly yours,

SHENKMAN CAPITAL MANAGEMENT, INC.,
on behalf of certain of its investment advisory clients

By:	/s/ Justin Slatky
Name:	Justin Slatky
Title:	Executive Vice President

CVC CAPITAL PARTNERS

By:	/s/ Scott Bynum
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Christopher Cestaro
Title:	Christopher Cestaro, Authorized Signatory

FRANKLIN ADVISERS, INC., on behalf of certain funds and accounts

/s/ Glenn Voyles
By:	Glenn Voyles
Title:	VP / Director of Portfolio Management

ACCEPTED AND AGREED TO this 25th day of July, 2016

GOODRICH PETROLEUM CORPORATION

By:	/s/ Robert Turnham
Title:	President

GOODRICH PETROLEUM COMPANY, L.L.C.

By:	/s/ Robert Turnham
Title:	President

Schedule A

Commitments

Shenkman Capital Management, Inc.	$14,000,000
J.P. Morgan Securities LLC	$11,000,000
Franklin Advisers, Inc.	$10,000,000
CVC Capital Partners	$5,000,000

Total	$40,000,000

Attachment A

[Term Sheet Attached]

Indicative Summary of Terms and Conditions

For Proposed Exit Financing

Issuer:	Goodrich Petroleum Corporation, a Delaware corporation (the “Issuer”).

Guarantors:	Goodrich Petroleum Company, L.L.C., a Louisiana limited liability company, and all other direct or indirect material subsidiaries of the Issuer (the “Guarantors”, and together with the Issuer, the “Obligors”).

Purchasers:	Shenkman Capital Management, Inc. on behalf of certain of its investment advisory clients (“Shenkman”), CVC Capital Partners (“CVC”) and/or one or more of its managed funds, J.P. Morgan Securities LLC (“JPMS”), Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (“Franklin”) and such other institutional investors as shall be satisfactory to Shenkman, CVC, JPMS and Franklin) (collectively, the “Purchasers”).

Trustee:	TBD.

Type and Amount:	A new issuance of Convertible Senior Secured Second Lien Notes (the “New 2L Notes”) in an initial aggregate principal amount of $40,000,000.

Interest Rate and Fees:	Set forth on Annex A hereto.

Board Governance:	From and after the Closing Date, the Purchasers shall have the right to appoint two members of the board of directors of the reorganized Issuer; provided that at no time shall the directors appointed by the Purchasers constitute less than 2/7 of the board of directors of the reorganized Issuer.

Conversion:	The aggregate outstanding principal amount of the New 2L Notes (excluding any Additional PIK Principal) shall be convertible at the option of the Purchasers at any time prior to the Scheduled Maturity Date (the date of any such conversion, the “Conversion Date”) into a number of common shares equal to 15% of the common stock of the reorganized Issuer at closing calculated on a fully-diluted basis, including shares allocated to (i) the holders of the Issuer’s 8.000% second lien senior secured notes due 2018 and 8.875% second lien senior secured notes due 2018, (ii) the management incentive plan (the “MIP”) as described in the previously filed Restructuring Support Agreement, (iii) the conversion of the New 2L Notes, (iv) the warrants granted to the Purchasers at closing and (v) any warrants or stock granted to holders of the Issuer’s unsecured indebtedness (collectively, the “Total New Equity”). The Additional PIK Principal, if any, shall not be convertible and shall be earned on the Conversion Date and payable in cash on the later of (x) the Conversion Date and (y) the date the RBL Exit Facility is paid in full.

Voting Stock:	If at any time JPMS shall hold in excess of 4.99% of the voting power of the Total New Equity, the portion of JPMS’ Total New Equity entitling JPMS to in excess of 4.99% of the voting power of the Total New Equity (the “Excess Voting Stock”) shall, without further action on the part of JPMS, be deemed to be non-voting stock; provided that if JPMS shall transfer such Excess Voting Stock such Excess Voting Stock shall no longer be deemed to be non-voting stock.

Closing Date:	On the Effective Date of the Plan (as defined below) but in no event later than September 15, 2016, provided that such date may be extended by 30 days in the event of delay caused by the Bankruptcy Court’s docket or Bankruptcy Court process.

Collateral:	Second priority lien (second only to the liens of the RBL) on all assets of the Obligors. The Trustee and the Agent for the RBL will enter into a satisfactory intercreditor agreement at closing in substantially the same form as the existing intercreditor agreement but subject to certain changes to be agreed and including the following changes (the “Intercreditor Agreement”) (capitalized terms used but not defined below shall have the meanings provided in the existing intercreditor agreement):

-(a) The Priority Lien Cap shall be set at $50,000,000; provided that any Priority Lien Debt in excess of $20,000,000 shall be incurred solely if the RBL Exit Facility is refinanced in a manner permitted by the New 2L Notes and then only in compliance with a customary borrowing base for a reserve based loan provided by commercial banks; provided further that the principal amount of any DIP Financing shall not exceed the amount of Priority Lien Debt outstanding on the petition date being rolled up by such DIP Financing, if any, plus $10,000,000.

-(b) The Priority Lien Secured Parties shall agree to refrain from exercising remedies while the Second Lien Secured Parties are exercising the purchase option (subject to exigent circumstances)

-(c) The prohibition on the Second Lien Secured Parties’ objection to the DIP Financing shall be subject to customary conditions, including (i) the DIP Financing may not require any particular plan of reorganization, (ii) the DIP Financing may not expressly require a liquidation, and (iii) if the Priority Lien Secured Parties are granted adequate protection liens on post-petition assets of the debtors to secure the Priority Lien Obligations in connection with the DIP Financing, the Second Lien Secured Parties shall be granted adequate protection liens on post-petition assets of the Obligors to secure the Second Lien Obligations in connection with the DIP Financing (which shall be junior to the adequate protection liens and prepetition liens of the Priority Lien Secured Parties).

-(d) The Second Lien Secured Parties shall retain the right to object to the DIP Financing on the same bases as an unsecured creditor so long as such opposition or objection is not based on the Second Lien Secured Parties’ status as secured creditors.

-(e) The Second Lien Secured Parties shall have the right to provide DIP Financing if no Priority Lien Secured Party shall have offered to provide DIP Financing on or before the date of the hearing to approve DIP Financing, and the Priority Lien Secured Parties shall retain the right to object to any such DIP Financing.

-(f) The restrictions on prepayments of Second Lien Obligations shall not apply to (i) the conversion contemplated by this term sheet (but shall apply to the payment of any Additional PIK Principal) or (ii) any mandatory prepayments required by the terms of the New 2L Notes if such mandatory prepayments (x) have been offered to and rejected by the lenders under the RBL Exit Facility or (y) are not required to be so offered by the terms of the RBL Exit Facility.

-(g) All references to Third Lien Obligations and any Additional Second Lien Obligations shall be removed and the Intercreditor Agreement limited to the relationship between the RBL Exit Facility and the New 2L Notes.

Scheduled Maturity Date:	The later of (i) August 30, 2019 and (ii) the date that is six months after the scheduled maturity date (including after giving effect to the exercise of the RBL Extension Option (as defined below) of the RBL Exit Facility or any replacement RBL facility permitted by the terms of the New 2L Notes, but in any event no later than March 30, 2020.

Optional Prepayment:	The New 2L Notes will be callable at any time prior to the Scheduled Maturity Date subject to payment of the Applicable Prepayment Premium (as defined below).

Mandatory Prepayment:	Subject to the terms of the agreed Intercreditor Agreement and any provisions of the RBL Exit Facility limiting prepayments agreed with the Purchasers prior to closing, the New 2L Notes will be subject to mandatory prepayment provisions, including the following: (i) net insurance or condemnation/expropriation proceeds (subject to limited reinvestment rights to be negotiated), (ii) net proceeds of asset sales (subject to limited reinvestment rights to be negotiated) and (iii) any refinancing proceeds from a refinancing of the New 2L Notes. Any mandatory prepayment shall be subject to payment of the Applicable Prepayment Premium (as defined below).

Applicable Prepayment Premium:	“Applicable Prepayment Premium” means, as of any date of determination, (a) during the period of time from and after the Closing Date and up to and including the date that is the second anniversary of the Closing Date, a make- whole premium (to be calculated on a T+100 basis), (b) during the period of time from and after the calendar day after the second anniversary of the Closing Date up to and including the date that is two years and six months after the Closing Date, 106.75% of the principal amount being repaid and (c) thereafter, zero.

Any payment of the New 2L Notes prior to the Scheduled Maturity Date (whether voluntary or mandatory, including after acceleration for any reason) shall be subject to payment of the Applicable Prepayment Premium.

Use of Proceeds:	The proceeds of the New 2L Notes shall be applied as follows: (i) $20,000,000 to repay outstanding obligations under the existing RBL facility and (ii) $20,000,000 to fund the initial development of the Haynesville Shale drilling program as generally described in the previously delivered Management Presentation dated as of June 2016.

Documentation:	To be drafted by Counsel to the Purchasers.

Registration:	Reg. D offering with reg. rights and effective within 365 days.

Plan of Reorganization:	The Plan of Reorganization shall be consistent with (i) the terms herein, (ii) the discharge and/or equitization of substantially all claims against the Obligors upon exit from bankruptcy other than the RBL Exit Facility, the New 2L Notes and claims that cannot be discharged or equitized pursuant to applicable bankruptcy law and (iii) the MIP (the “Plan”).

RBL Exit Facility	The RBL Exit Facility shall mature on a date that is no earlier than March 30, 2018; provided that such date may be extended to September 30, 2018 in the discretion of the Issuer by making a one-time payment of a fee equal to 3% of the amount of the RBL Exit Facility then outstanding, and further provided that such date may be extended to September 30, 2019 in the discretion of the Issuer by making a one-time payment of a fee equal to 2% of the amount of the RBL Exit Facility then outstanding, provided that outstandings as of September 30, 2018 do not exceed the lesser of (i) 3x PDP-PV10% coverage, or (ii) $15 million (such extension options, the “RBL Extension Option”). The Issuer shall covenant to exercise the RBL Extension Option.

Conditions to Closing:	The closing of the New 2L Notes is subject to satisfaction or waiver of conditions that are customary for debt issuances of this type, including without limitation, the following:

1.      An RBL Exit Facility reasonably satisfactory to the Purchasers shall have closed contemporaneously and no Default or Event of Default shall have occurred and be continuing or would result therefrom under the RBL Exit Facility or any other debt of the Obligors;

2.      The Issuer shall have delivered to the Purchasers and the Trustee customary legal opinions, board resolutions, officers’ certificates and/or reaffirmation agreements reasonably requested by the Purchasers or the Trustee;

3. Payment of all fees and expenses payable by the Issuer on the Closing Date;

4.      The Plan and plan supplement documents shall be consistent with this term sheet and otherwise satisfactory to the Purchasers and shall have been approved by the Bankruptcy Court pursuant to a Confirmation Order satisfactory to the Purchasers which shall be in full force and effect and not subject to a stay; and

5.      Others to be agreed, including all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

Representations and Warranties:	The Documentation shall contain representations and warranties customary for financings of this type and others deemed appropriate by the Purchasers, acting reasonably, including: (1) financial statements; (2) no material adverse change; (3) corporate existence; (4) compliance with law; (5) corporate power and authority; (6) enforceability of Documentation; (7) no conflict with law or contractual obligations; (8) no material litigation; (9) no default; (10) ownership of property; (11) liens; (12) intellectual property; (13) no burdensome restrictions; (14) Federal Reserve regulations; (15) Investment Company Act; (16) subsidiaries; (17) accuracy of disclosure; and (18) Sanctions Laws.

Affirmative Covenants:	The Documentation shall contain affirmative covenants that are substantially consistent with the affirmative covenants set forth in the indentures governing the Issuer’s 8.000% second lien senior secured notes due 2018 and 8.875% second lien senior secured notes due 2018 with such changes as may be necessary or desirable to reflect the changed capital structure of the Obligors and such other changes as the Purchasers may reasonably require.

Negative Covenants:	The Documentation shall contain negative covenants that are substantially consistent with the negative covenants set forth in the indentures governing the Issuer’s 8.000% second lien senior secured notes due 2018 and 8.875% second lien senior secured notes due 2018 with such changes as may be necessary or desirable to reflect the changed capital structure of the Obligors and such other changes as the Purchasers may reasonably require.

Financial Covenants:	Asset Coverage Ratio: (i) on each Test Date (as defined below) during the period from the Plan Effective Date through March 31, 2017, the Asset Coverage Ratio (as defined below) shall not be less than 1.10:1.00, (ii) on each Test Date during the period from April 1, 2017 through September 30, 2017, the Asset Coverage Ratio shall not be less than 1.35:1.00, and (iii) on each Test Date thereafter, the Asset Coverage Ratio shall not be less than 1.50:1.00.

Limitation on G&A: The Obligors shall not incur general and administrative expenses determined in accordance with GAAP payable in cash in excess of (i) $3,575,000 during each of the third fiscal quarter and the fourth fiscal quarter of fiscal year 2016 and (ii) $2,775,000 during any fiscal quarter in 2017 or in excess of $10,100,000 for the fiscal year of 2017. G&A after fiscal year 2017 shall be determined by the Obligor’s compensation committee. The Purchasers shall be entitled to designate one of its two Board Members to serve on the Obligor’s compensation committee.

Minimum Liquidity: The Obligors shall maintain minimum liquidity from the Closing Date until April 1, 2018, of $7.5 million, and thereafter, of $5.0 million; provided that any breach of the minimum liquidity covenant may be waived with the consent of holders of more than 50% of the outstanding principal amount of the New 2L Notes; provided further that if the holders of the New 2L Notes shall waive any default with respect to the minimum liquidity covenant such default shall not cause a cross default under the RBL Exit Facility.

“Test Date” means (A) each January 1 (based on the Issuer’s third party prepared reserve report as of January 1) and July 1 (based on the Issuer’s mid- year reserve report as of July 1 (as reasonably approved by the Trustee)) of each year commencing with January 1, 2017 and (B) the date of any material acquisition or material disposition of oil and gas properties.

“Asset Coverage Ratio” means the ratio of the Total Proved PV10% as of such Test Date to total debt under the RBL and the 2L Notes, net of cash not to exceed $10 million that is subject to deposit account control agreements, of the Obligors as of such Test Date.

Events of Default:	The Documentation shall contain events of default that are substantially consistent with the events of default set forth in the indentures governing the Issuer’s 8.000% second lien senior secured notes due 2018 and 8.875% second lien senior secured notes due 2018 with such changes as may be necessary or desirable to reflect the changed capital structure of the Obligors and such other changes as the Purchasers may reasonably require.

Commitment Letter:	The Purchasers shall provide to the Obligors on or before July 7, 2016 a draft commitment letter reflecting the terms set forth in this term sheet. On or before July 25, 2016, the Purchasers and the Obligors shall execute a binding commitment letter in form and substance satisfactory to the Purchasers and the Obligors providing for the consummation of the transactions described herein (the “Commitment Letter”). The Issuer shall file a motion to seek Bankruptcy Court approval of such Commitment Letter within 24 hours of the execution thereof and shall obtain such approval within 10 business days of the execution thereof.

Notwithstanding anything to the contrary herein, all obligations of the Purchasers and the Obligors shall be terminable by the Purchasers or the Obligors if the Bankruptcy Court does not enter an order approving this term sheet and the Commitment Letter. Prior to Bankruptcy Court approval the Issuer shall not engage in any discussions or solicit or accept any proposals with respect to an Alternative Transaction (as defined below) or any financing other than the financing contemplated under this term sheet. A breach of this provision shall entitle the Purchasers to the Delayed Commitment Fee (as defined below). Nothing in this paragraph shall prevent the Issuer from continuing to pursue a sale of assets as required by the bid procedures order entered by the Bankruptcy Court on July 1, 2016 at Docket Number 366 of the Chapter 11 Proceedings.

Expenses and Exclusivity:	Issuer shall reimburse each of the Purchasers for all reasonable out-of-pocket expenses incurred by such Purchaser incurred on and after June 10, 2016 (including, reasonable fees and expenses of Counsel to the Purchasers and any necessary local counsel).

The Commitment Letter shall provide for (i) the expense reimbursement as set forth in the preceding paragraph, (ii) an expense deposit for Counsel to the Purchasers in an amount equal to $200,000 and (iii) $2,000,000 cash fee (the “Delayed Commitment Fee”) to be paid to the Purchasers in the event the Issuer enters into definitive documentation with respect to an Alternative Transaction (as defined below).

The Delayed Commitment Fee shall be a joint and several obligation of the Obligors and shall constitute an administrative expense claim against each Obligor under Bankruptcy Code § 503(b) that is subject only to administrative claims of the Obligors’ professionals. The Delayed Commitment Fee shall only be payable out of the proceeds and upon closing of an Alternative Transaction and, if such Alternative Transaction is a sale of all or substantially all assets of the Obligors, after payment in full of the outstanding obligations under the existing RBL facility.

“Alternative Transaction” means, other than the transactions contemplated herein, a (i) sale, transfer or other disposition of substantially all assets of any Obligor (in one or more transactions) to any party or parties, including a liquidation of the assets of any Obligor or (ii) issuance, sale, transfer or other disposition of substantially all equity securities, ownership interests or voting securities of any Obligor (in one or more transactions) or any merger, consolidation, recapitalization, business combination or other similar transaction involving any Obligor that does not include as a component of such transaction the consummation of the financing contemplated under this term sheet.

Governing Law:	New York.

Counsel to the Purchasers:	Milbank, Tweed, Hadley & McCloy LLP.

Annex A

Interest Rate:	13.5% per annum payable quarterly. Interest will be payable in cash, provided that the Issuer may elect at its sole discretion to exercise its option to pay all or a portion of the interest in kind, provided further that the Issuer may not elect to pay any portion of the interest in cash while the RBL Exit Facility (but not any refinancing or replacement thereof) is outstanding. Interest that the Issuer elects to pay in kind will be added to the outstanding principal amount (the “Additional PIK Principal”) of the New 2L Notes. Additional PIK Principal shall be considered principal for all purposes and, without limiting the foregoing, the Additional PIK Principal of the New 2L Notes shall bear interest at the rate applicable to the New 2L Notes beginning on the date such interest is paid in kind and added to the principal amount of the New 2L Notes and shall continue to accrue interest until the date such Additional PIK Principal is paid in full in cash.

Closing Fee:	At closing, each Purchaser to receive its pro rata share of 10-year costless warrants for common stock in the reorganized Issuer in an amount equal to 20% of the Issuer’s Total New Equity.